PROSPECTUS SUPPLEMENT NO. 2 TO PROSPECTUS DATED MAY 13, 1998


            (POUND)135,000,000 10% SENIOR NOTES DUE FEBRUARY 1, 2008
              $110,000,000 9 1/8% SENIOR NOTES DUE FEBRUARY 1, 2008
                            OF DIAMOND HOLDINGS PLC
               GUARANTEED AS TO PAYMENT OF PRINCIPAL AND INTEREST
                       BY DIAMOND CABLE COMMUNICATIONS PLC

                            ------------------------


         Interest on the 10% Senior Notes due February 1, 2008 (the "Sterling Senior Notes") and $1,000 principal amount of its registered $110,000,000 9 1/8% Senior Notes due February 1, 2008 (the "Dollar Senior Notes", and together with the Sterling Senior Notes, the "Senior Notes" or the "1998 Notes") is payable semi-annually in arrears on August 1 and February 1 of each year, commencing August 1, 1998 at a rate of 10% per annum in the case of the Sterling Senior Notes and 9 1/8% per annum in the case of the Dollar Senior Notes. See "Description of the Senior Notes and Guarantee". The Senior Notes will be redeemable, in whole or in part, at the option of the Issuer at any time on or after February 1, 2003, at the redemption prices set forth herein plus accrued and unpaid interest, if any, and any other amounts payable thereon to the date of redemption. The Senior Notes will also be redeemable in whole, but not in part, at the option of the Issuer at any time at 100% of the principal amount thereof, plus accrued and unpaid interest and any other amounts payable thereon to the date of redemption in the event of certain tax law changes requiring the payment of additional amounts as described herein. Upon the occurrence of a Change of Control, the Issuer is required to offer to repurchase all outstanding Senior Notes at 101% of their principal amount plus accrued and unpaid interest and any other amounts payable thereon to the date of repurchase. See "Description of Senior Notes and Guarantee". There can be no assurance that the Issuer would have the financial resources necessary or otherwise be able to repurchase the Senior Notes under such circumstances.

         Diamond  Holdings plc is a  wholly-owned  subsidiary  of Diamond  Cable
Communications Plc. The Senior Notes are unconditionally guaranteed as to principal, interest and any other amounts due by Diamond Cable Communications Plc.

         The Senior Notes are unsecured senior indebtedness of the Issuer. At June 30, 1998, the Company has approximately (pound)758 million of indebtedness outstanding, including approximately (pound)146 million, (pound)240 million and (pound)172 million in accreted value of the 13 1/4% Senior Discount Notes due September 30, 2004, the 11 3/4% Senior Notes due December 15, 2005 and the 10 3/4% Senior Discount Notes due February 15, 2007, respectively. Each of the Sterling Senior Notes and the Dollar Senior Notes are ranked pari passu in right of payment with each other and with any other unsubordinated unsecured indebtedness of the Issuer. The Issuer is a holding company which conducts substantially all of its business through subsidiaries, all of which are wholly-owned. Certain intercompany indebtedness owed to the Company by subsidiaries of the Issuer has been subordinated to the Senior Notes. The Senior Notes effectively rank junior to any indebtedness of the Issuer's subsidiaries to the extent of the assets of such subsidiaries and to any secured indebtedness of the Issuer to the extent of the assets securing such indebtedness.

                            ------------------------


    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                               A CRIMINAL OFFENSE.


         This Prospectus Supplement, together with the Prospectus dated May 13, 1998 and Prospectus Supplement No. 1 thereto dated July 27, 1998, is to be used by Goldman, Sachs & Co. in connection with offers and sales of the Senior Notes related to market-making transactions at negotiated prices related to prevailing market prices at the time of sale. The Company will not receive any of the proceeds of such transactions. Goldman, Sachs & Co. may act as a principal or agent in such transactions. See "Plan of Distribution" in the Prospectus.


                              GOLDMAN, SACHS & CO.

                            ------------------------


            The date of this Prospectus Supplement is August 14, 1998.

                                     GENERAL

         This Prospectus Supplement should be read in conjunction with the Prospectus dated May 13, 1998 and Prospectus Supplement No. 1 thereto dated July 27, 1998 (together, the "Prospectus"). The Prospectus has been used by Goldman, Sachs & Co. in connection with offers and sales related to market-making transactions in the Senior Notes. This Prospectus Supplement, together with the Prospectus, is to be used by Goldman, Sachs & Co. in connection with such transactions and unsolicited purchases and sales.

         Capitalized terms used in this Prospectus Supplement and not otherwise defined have the same meanings as in the Prospectus.


                               RECENT DEVELOPMENTS

         Operating Results. Attached hereto is the Company's Quarterly Report on Form 10-Q filed on August 14, 1998, which includes, among other things, the Company's unaudited interim financial statements as of, and for the three and six month periods ended June 30, 1998, and Management's Discussion and Analysis of Financial Condition and Results of Operations for the three and six month periods ended June 30, 1998.





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